1-05667

MANUALLY EXECUTED
Pg. 1 of 16
Exhibit Index at Pg. 15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number (of issuer): 1-5667

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cabot Retirement Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Corporation
Two Seaport Lane, Suite 1300
Boston, Massachusetts 02210

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits, as of December 31, 2000 and 1999.

2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2000.

This is Amendment No. 1 to Form 11-K Annual Report of the Cabot Retirement Incentive Savings Plan. As set forth in Note 12, Financial Statement Adjustments, the previously issued December 31, 2000 financial statements reflected certain employer contributions as employee contributions and as benefits paid to participants. The accompanying financial statements have been adjusted to reflect the reclassification of employee contributions totalling $1,140,000 and benefits paid to participants totalling $2,453,250 to employer contributions. These adjustments do not affect the plan's total net assets available for plan benefits at December 31, 2000.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABOT RETIREMENT INCENTIVE SAVINGS PLAN
(Name of Plan)

By: ______________________
John A. Shaw
Executive Vice President and
Chief Financial Officer

Date: February 19, 2002

Cabot Retirement Incentive Savings Plan

Financial Statements
December 31, 2000

Cabot Retirement Incentive Savings Plan
Table of Contents

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One International Place
Boston MA 02110
Telephone (617) 478 5000
Facsimile (617) 478 3900

Report of Independent Accountants

To the Participants and Benefits Committee of the
Cabot Retirement Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits, after the restatement described in Note 12, present fairly, in all material respects, the net assets available for plan benefits of the Cabot Retirement Incentive Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 3 to the financial statements, the Board of Directors of Cabot Corporation, the Plan's sponsor, voted on December 19, 2000 to merge the Plan with and into the Cabot Employee Stock Ownership Plan.

PricewaterhouseCoopers LLP

May 25, 2001, except for Note 12,
as to which the date is February 19, 2002

Cabot Retirement Incentive Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

	2000	1999
Assets		
Investments in Master Trust, at fair value	$ 176,591,524	$ 153,400,953
Cash and cash equivalents	2,130,851	405,302
Participant loans receivable	1,863,182	1,985,246
Total investments	180,585,557	155,791,501
Employer contributions receivable	1,009,811	1,276,951
Total assets	$ 181,595,368	$ 157,068,452
Liabilities		
Accrued participant benefit payments	$ 890,500	$ -
Transfer payable to Cabot Employee Stock Ownership Plan	180,704,868	-
Total liabilities	$ 181,595,368	$ -
Net assets available for plan benefits	$ -	$ 157,068,452

The accompanying notes are an integral part of these financial statements.

Cabot Retirement Incentive Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2000

	2000
Additions to net assets attributed to:	
Master trust additions:	
Net appreciation/(depreciation) in fair value of investments	$ 26,332,343
Interest income	187,682
Dividend income	7,423,774
	33,943,799
Contributions:	
Employer	4,522,662
Employee	7,470,619
Rollover	895,970
Forfeitures	1,614,988
	14,504,239
Total additions	48,448,038
Deductions:	
Benefits paid to participants	25,314,375
Total deductions	25,314,375
Asset transfer from Cabot Employee Savings Plan	502,753
Asset transfer to Cabot Employee Stock Ownership Plan	(180,704,868)
Net decrease in net assets available for plan benefits	(157,068,452)
Net assets available for plan benefits:	
Beginning of year	157,068,452
End of year	$ -

The accompanying notes are an integral part of these financial statements.

Cabot Retirement Incentive Savings Plan
Notes to Financial Statements

1. **Plan Description**

The Profit Sharing and Savings Plan (the "Plan"), a defined contribution plan, was established, effective October 1, 1976, by a vote of the Board of Directors of Cabot Corporation (the "Company") through an amendment to the Cabot Deferred Profit Sharing Plan to allow nonunion eligible employees to participate in the consolidated profits of the Company, to encourage long-term systematic savings and to provide funds for retirement or possible earlier needs. Effective October 1, 1994, the Plan was renamed the Cabot Retirement Incentive Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A detailed description of the Plan is available for inspection at principal locations of the Company.

Employer Contributions
Effective October 1, 1994, the Company's contribution is in the form of a matching contribution equal to 75% of a participant's eligible before-tax and after-tax contributions up to 7.5% of the participant's eligible compensation. The matching contribution and any additional discretionary Company contributions are allocated among the accounts set up for all eligible employees of the Company and invested by the trustee of the Plan in the Cabot stock fund. Effective January 1, 1997, the Company's matching contribution is calculated on a quarterly basis. Allocations of Company stock in excess of 8% of eligible compensation in the Cabot Corporation Employee Stock Ownership Plan (ESOP) will be used to fund the Company's contribution to the CRISP, up to the amount required for the CRISP Company contribution. Any additional contributions above the required contributions will be retained by the ESOP.

Employee Contributions
The participant may make (401(k)) contributions by means of a salary reduction arrangement to his or her account. Effective October 1, 1994, participants may elect to contribute through payroll deductions amounts ranging from 1% to 15% of their U.S. eligible compensation on a before-tax basis, an after-tax basis, or a combination thereof, subject to certain limitations under the Internal Revenue Code (the "IRC").

Investments
The employee's contribution will be allocated, at the employee's election, to one or more of nine funds established for investment of Plan assets: Vanguard Index Trust - 500 Portfolio (Vanguard 500 Portfolio), a growth and income fund, invests in all of the stocks included in Standard & Poor's (S&P) 500 index in approximately the same proportions as they are represented in the S&P 500 index; Vanguard Windsor II, also a growth and income fund, is comprised of common stocks that the investment manager believes are undervalued in the marketplace; Vanguard Wellington Fund, a balanced fund, invests in bonds and stocks that, in the opinion of the investment manager, provide relative stability of income and principal and potential growth of capital and income, respectively; Vanguard Fixed Income Securities Fund Short-Term Federal Portfolio (Vanguard Short-Term Federal Portfolio), an income fund, that invests primarily in short-term U.S. Government and agency securities with maturities from one to three years; Vanguard Money Market Reserves-Federal Portfolio (Vanguard Federal Portfolio) invests solely in securities with maturities of one year or less issued by the U.S. Treasury and agencies of the U.S. Government; Vanguard Explorer Fund invests primarily in common stocks of small companies that, in the opinion of the investment manager, provide favorable prospects for above-average growth in market value; Vanguard PRIMECAP Fund seeks long-term growth of capital by investing principally in a portfolio of common stocks; Vanguard International Growth Portfolio seeks to provide long-term growth of capital and diversification overseas by investing in the stock of companies located outside the United States; and Cabot Common Stock Fund, which invests primarily in Cabot common stock.

In connection with the Cabot stock dividend (see Note 4), Plan participants have retained the stock dividend received, and earning thereon, in the Cabot Microelectronics Common Stock Fund, which invests primarily in Cabot Microelectronics common stock. The Plan has not been amended to allow participants to contribute to the Cabot Microelectronics Common Stock Fund.

Funding Policy

The total annual addition to each participant's account combined with additions to the participant's Cabot Corporation Employee Stock Ownership Plan (the "Cabot ESOP Plan") account shall not exceed the lesser of either 25% of the participant's total U.S. compensation (as defined by the IRC) or $30,000.

Vesting

Effective January 1, 1997, participants are vested in employer contributions according to a five-year vesting schedule. Employer contributions and earnings thereon vest at 25% upon the completion of three years of service, 50% upon completion of four years of service, and 100% upon completion of 5 years of service. In addition, participants are fully vested upon death, attainment of age 65 while actively employed by the Company, or when the participant becomes permanently disabled. All participant contributions and earnings thereon are fully vested at all times.

Benefits

A participant's vested account balance is payable upon the participant's retirement, total and permanent disability, or death, in one of the following forms:

1. A lump sum distribution,
2. Periodic installments payable for a period of up to 15 years,
3. An annuity purchased from an insurance company by the trustee, or,
4. Rollover to the Cabot Cash Balance Plan and receipt of monthly annuity payments from that plan.

A participant may elect to defer payment of benefits until April 1 following the year in which the participant reaches age 70 1/2.

If a participant leaves the Company for any other reason before retirement and the participant account balance is $5,000 or less, the participant will receive in a lump sum distribution, all after-tax and before-tax contributions with earnings plus the vested portion of the Company contribution with earnings thereon. Otherwise, the vested account balance will be paid out as of the earlier of the date the participant reaches age 65 or the date payment is requested.

A participant may also withdraw up to 100% of before-tax contributions, upon showing a financial hardship exists but only after the participant has withdrawn all other vested benefits from the Plan and the maximum loan has been made from the participant's account. Participants with after-tax contributions may elect to withdraw these amounts at any time.

Loans

Participants may obtain a loan from the Plan in an amount not to exceed the lesser of $50,000 or 50% of the total vested amounts in the participant's account. Each loan must be paid in full within five years through payroll deductions and is secured by the participant's remaining account balance. Interest is charged at the prime rate plus two percent, adjusted on a quarterly basis. Interest rates on outstanding loans as of December 31, 2000, ranged from 8.0% to 13.0%.

Asset Transfers
During the year ended December 31, 2000, the Plan received transfers of $502,753 from the Cabot Employee Savings Plan.

In connection with a Plan amendment to merge the Plan with and into the Cabot ESOP Plan (see Note 3), the Plan has recorded a transfer of assets totaling $180,704,868. As this transfer was completed in March 2001, the transaction is recorded as a transfer payable to the Cabot ESOP Plan in the statement of net assets available for plan benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimate
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that effect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan allows for various investment options (as selected by the Plan administrator) in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation
Common stock traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Investments in commingled funds and mutual funds are valued at net asset value at the end of the year. The short-term investment funds are carried at cost which approximates market value. Participant loans are valued at cost which approximates fair value.

Investment Transactions and Investment Income
Purchases and sales of investment transactions are recorded on a trade date basis. Gain or loss on sales of investment transactions is based on average cost.

The Plan presents in the statement of changes in net assets the net realized and unrealized appreciation (depreciation) in the fair value of its investments from the Cabot Savings Master Trust (the "Master Trust") which consists of realized gains or losses and unrealized appreciation (depreciation) on Master Trust investments.

Dividend income is reported on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are accrued when formally requested by a plan participant eligible to receive benefit payments.

3. Plan Amendments

In July 2000, the Cabot Board of Directors authorized a Plan amendment to allow Plan participants employed by Cabot Microelectronics Corporation as of September 29, 2000 to receive immediate vesting in all assets, and earnings thereon, allocated to the participant's account. In addition, the Plan sponsor authorized a plan amendment, in October 2000, to allow Plan participants employed by Distrigas of Massachusetts, as of September 19, 2000, to also receive immediate vesting in all assets, and earnings thereon, allocated to the participant's account.

In December 2000, the Company's Board of Directors authorized the merger of the Plan and the Cabot Employee Savings Plan (the "CESP" Plan) with and into the Cabot ESOP Plan effective December 31, 2000. The combined amended and restated plan will be renamed the Cabot Retirement Savings Plan (the "Restated Plan"). The Restated Plan's plan description which includes, among other things, participant eligibility, employee and employer contributions, investment options, vesting and benefit payment provisions (see Note 1) of the Restated Plan will be consistent with the provisions of the Plan. In January 2001, the Company authorized a Plan amendment to the Restated Plan, effective April 5, 2001, to require all participant benefit payments be paid in the form of a lump sum distribution.

4. Investments

Master trust investments that represent 5% or more of net master trust assets are as follows:

	December 31, 2000	December 31, 1999
Cabot Common Stock Fund	$ 39,111,790	$ 32,454,407
Cabot Microelectronics Common Stock Fund	20,675,432	-
Vanguard 500 Portfolio	41,630,670	47,256,215
Vanguard Windsor II	18,539,311	20,025,108
Vanguard/Wellington Fund	21,960,884	24,859,266
Vanguard Federal Portfolio	15,029,520	15,104,488
Vanguard PRIMECAP Fund	17,620,464	12,744,413
	$ 174,568,071	$ 152,443,897

During 2000, Plan participants with allocated shares of the Cabot Common Stock Fund were issued a stock dividend in the form of allocated shares from the Cabot Microelectronics Common Stock Fund. This stock dividend was issued by the Company to all Cabot common stockholders of record on September 29, 2000. This stock dividend did not affect the net assets available for plan benefits.

5. Interest in Master Trust

A portion of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and the Cabot Employee Savings Plan. The assets of the Master Trust are held and administered by State Street Bank and Trust Company, trustee. In December 2000, the Company's Board of Directors authorized a change in trustee and recordkeeper. Effective March 2001, The Vanguard Group will hold and administer the assets of the Master Trust.

At December 31, 2000 and 1999, the Plan owned approximately 92% of the net assets of the Master Trust.

Investments of the Master Trust by general type include:

	December 31, 2000	December 31, 1999
Investments at fair value:		
Commingled funds	$ 108,724,978	$ 114,283,490
Common stock	59,787,203	32,454,407
Short-term investments	15,029,520	15,556,865
Diversified financials	7,742,323	4,634,589
	$ 191,284,024	$ 166,929,351

Investment income for the Master Trust is as follows:

	Year ended December 31, 2000
Commingled funds	
Net appreciation/(depreciation)	$ (4,610,383)
Dividend income	5,375,166
Common stock	
Net appreciation/(depreciation)	31,336,672
Dividend income	459,860
Cash and cash equivalents	
Interest income	187,682
Dividend income	879,755
Diversified financials	
Net appreciation/(depreciation)	(1,149,719)
Dividend income	1,452,340

6. Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account due to Company contributions and earnings thereon is forfeited. As of December 31, 2000, unallocated forfeited accounts totaled $2,130,854. For the year ended December 31, 2000, no forfeitures were used to reduce the Company's future contributions to the Plan.

7. Reconciliation of Financial Statements to Form 5500

The statement of net assets available for plan benefits reflects the assets and liabilities immediately prior to the Plan merger (see Note 3). In addition, a transfer payable to the Cabot ESOP Plan has been recorded to reflect the Plan merger, effective December 31, 2000. As the Plan's final Form 5500 reflects the results of this transfer, the asset and liability statement in the final Form 5500 does not present Plan assets or liabilities as of December 31, 2000.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2000	December 31, 1999
Net assets available for plan benefits per the financial statements	$ -	$ 157,068,452
Benefit claims payable	-	(88,364)
Net assets available for plan benefits per the Form 5500	$ -	$ 156,980,088

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

	Year ended December 31, 2000
Benefits paid to participants per the financial statements	$ 25,314,375
Benefit claims payable at the end of the year	-
Benefit claims payable at the beginning of the year	(88,364)
Benefits paid to participants per the Form 5500	$ 25,226,011

Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the plan year but not yet paid as of that date.

8. Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or the Company as provided by the Plan Document. For the year ended December 31, 2000, the Company paid all administrative expenses.

9. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 2, 1999, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and legal counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is required.

10. Termination

The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to suspend its contributions or to terminate the Plan at any time. In the event the Plan is terminated, all participants become 100% vested in the assets of the Plan, after payment of any expenses, taxes or charges of the trustee. Net assets will be allocated in accordance with the provisions of the Plan.

11. Party-In-Interest

Certain Plan investments are units of a master trust which include shares of mutual funds managed by State Street Bank. State Street Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The master trust invests in common stock of the Plan Sponsor that these transactions qualify as party-in-interest. Finally, participant loans are considered party-in-interest.

12. Financial Statement Adjustments

The previously issued December 31, 2000 financial statements reflected certain employer contributions as employee contributions and as benefits paid to participants. The accompanying financial statements have been adjusted to reflect the reclassification of employee contributions totalling $1,140,000 and benefits paid to participants totalling $2,453,250 to employer contributions. These adjustments do not affect the plan's total net assets available for plan benefits at December 31, 2000.

INDEX TO EXHIBITS

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-19103) of Cabot Corporation of our report dated May 25, 2001, except for Note 12, as to which the date is February 19, 2002, relating to the financial statements of the Cabot Retirement Incentive Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, MA
February 19, 2002